UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CHEMTURA CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value

(Title of Class of Securities)

163893209

(CUSIP Number of Class of Securities)

Billie S. Flaherty

Executive Vice President, General Counsel and Secretary

Chemtura Corporation

199 Benson Road

Middlebury, CT 06749

(203) 573-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Robert M. Hayward, P.C.

Kirkland & Ellis LLP

300 North LaSalle

Chicago, IL 60654

(312) 862-2000

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$300,000,000	$34,860

(1)	The transaction valuation is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $300,000,000 in aggregate of up to 13,953,488 shares of common stock, par value $0.01 per share, at the minimum tender offer price of $21.50 per share.
(2)	Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $116.20 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $34,860	Filing Party: Chemtura Corporation
Form or Registration No.: Schedule TO-I	Date Filed: October 31, 2014

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) by Chemtura Corporation, a Delaware corporation (“Chemtura” or the “Company”), on October 31, 2014, as amended and supplemented by Amendment No. 1 to the Schedule TO filed with the SEC on November 3, 2014, and Amendment No. 2 to the Schedule TO filed with the SEC on December 2, 2014 (collectively, the “Schedule TO”), in connection with the Company’s offer to purchase for cash up to $300.0 million in value of shares of its common stock, par value $0.01 per share (the “Shares”), at a price of not less than $21.50 nor greater than $24.50 per share upon the terms and subject to the conditions described in the Offer to Purchase, dated October 31, 2014 (as amended, the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal,” and together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Tender Offer”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

The purpose of this Amendment is to amend and supplement the Schedule TO. Only those items amended are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraphs at the end thereof:

“The Tender Offer expired at the end of the day, 12:00 midnight, New York City time, on December 1, 2014. The Company accepted for purchase 12,493,641 Shares at a purchase price of $24.20 per Share, for an aggregate cost of $302.3 million, excluding fees and expenses relating to the Tender Offer. As more than $300.0 million of shares were tendered at or below the price of $24.20, Chemtura exercised its right to accept an additional $2.3 million of shares. As such, no proration was required and all shares validly tendered and not properly withdrawn at or below $24.20 were accepted for purchase. These Shares represent approximately 14.5% of the total number of Shares issued and outstanding as of October 15, 2014.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following at the end thereof:

“On December 5, 2014, the Company issued a press release announcing the final results of the Tender Offer, which expired at the end of the day, 12:00 midnight, New York City time, on December 1, 2014. A copy of the press release is filed as Exhibit (a)(5)(E) to this Schedule TO and is incorporated herein by reference.”

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(5)(E)	Press release issued by Chemtura Corporation on December 5, 2014

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHEMTURA CORPORATION

Date: December 5, 2014	By:	/s/ Alan Schutzman
	Name:	Alan Schutzman
	Title:	Assistant Secretary

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